FORM 3
                     UNITED STATES
          SECURITIES AND EXCHANGE COMMISSION          _____________________
                 WASHINGTON, D.C.  20549             |    OMB APPROVAL     |
                                                     |_____________________|
                  INITIAL STATEMENT OF               |OMB NUMBER: 3235-0104|
           BENEFICIAL OWNERSHIP OF SECURITIES        |EXPIRES:             |
                                                     |   SEPTEMBER 30, 1998|
       Filed pursuant to Section 16(a) of the        |ESTIMATED AVERAGE    |
         Securities Exchange Act of 1934,            |BURDEN HOURS         |
        Section 17(a) of the Public Utility          |PER RESPONSE..... 0.5|
          Holding Company Act of 1935                |_____________________|
       or Section 30(f) of the Investment
              Company Act of 1940
 ___________________________________________________________________________
 1.  Name and Address of Reporting Person

      Richmont Marketing Specialists Inc.

 ___________________________________________________________________________

      17855 North Dallas Parkway, Suite 200
     _______________________________________________________________________
                                   (Street)

      Dallas,                       Texas                        75287
     _______________________________________________________________________
        (City)                      (State)                      (Zip)

 ___________________________________________________________________________
 2.  Date of Event Requiring Statement (Month/Day/Year)

      04/28/99
 ___________________________________________________________________________
 3.  I.R.S. Identification Number of Reporting Person, if an entity
     (voluntary)

 ___________________________________________________________________________
 4.  Issuer Name and Ticker or Trading Symbol

      Merkert American Corporation / "MERK"
 ___________________________________________________________________________
 5.  Relationship of Reporting Person(s) to Issuer (Check all applicable)
     (   ) Director
     ( X ) 10% Owner
     (   ) Officer (give title below)
     (   ) Other (specify title below)
      _____________________________________
 ___________________________________________________________________________
 6.  If Amendment, Date of Original (Month/Day/Year)
 ___________________________________________________________________________
 7.  Individual or Joint/Group Filing (Check Applicable Line)
     ___Form filed by One Reporting Person
      X Form filed by More than One Reporting Person
 ==========================================================================



 TABLE I - NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED
 ___________________________________________________________________________
 |1. Title of Security|2. Amount of   |3. Ownership   |4. Nature of        |
 |   (Instr. 4)       |   Securities  |   Form: Direct|   Indirect         |
 |                    |   Beneficially|   (D) or      |   Beneficial       |
 |                    |   Owned       |   Indirect (I)|   Ownership        |
 |                    |   (Instr. 4)  |   (Instr. 5)  |   (Instr. 5)       |
 |____________________|_______________|_______________|____________________|

     Common Stock            0*              (I)          By Voting
                                                          Agreement**

 ===========================================================================
 TABLE II - DERIVATIVE SECURITIES BENEFICIALLY OWNED
           (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)
 ___________________________________________________________________________
 1. Title of Derivative Security (Instr. 4)

      Restricted Common Stock
 ___________________________________________________________________________
 2. Date Exercisable and Expiration Date (Month/Day/Year)

     See Additional Information***            See Additional Information***
      ________________________                  _________________________
          Date Exercisable                            Expiration Date
 ___________________________________________________________________________
 3. Title and Amount of Securities Underlying Derivative Security (Instr. 4)

           Common Stock                       None are, or will be,
                                              beneficially owned*
      ____________________________        _______________________________
                Title                          Amount or Number of Shares
 ___________________________________________________________________________
 4. Conversion or Exercise Price of Derivative Security

      Shares of restricted common stock will convert on a 1:1 basis into shares of common stock.***
 ___________________________________________________________________________
 5. Ownership Form of Derivative Security: Direct(D) or Indirect(I)
    (Instr. 5)

      (I)
 ___________________________________________________________________________
 6. Nature of Indirect Beneficial Ownership (Instr. 5)

      By Voting Agreement**

 ===========================================================================

      Form 3 - Richmont Marketing Specialists Inc., MS Acquisition Ltd., MSSC Acquisition Corporation, Richmont Capital Partners I, L.P. and J.R. Investments Corp. filing as 10% holders of the common stock, traded as "MERK", and the restricted common stock of Merkert American Corporation, as a result of the Voting Agreement dated as of April 28, 1999.


 EXPLANATION OF RESPONSES:

 * Because the reporting persons do not have or share the opportunity, directly or indirectly, to profit or share in any profit derived from a transaction in any securities of Merkert American Corporation ("Merkert") (including the common stock and restricted common stock described in this Form 3), under the terms of Instructions 4 and 5(b)(i) to Form 3, the provisions of Rule 16a-1(a)(1) and (2) of the Act and the accompanying note to Paragraph (a) of Rule 16a-1 of the Act, the reporting persons do not beneficially own any securities required to be described in this Form 3; however, due to Richmont Marketing Specialists Inc.'s participation in a certain voting agreement described below with respect to the common and restricted common stock of Merkert, the reporting persons are required to report on this Form 3. All reporting persons disclaim any beneficial ownership that may be attributable to them for any purposes whatsoever with respect to any securities of Merkert.

 ** None of the reporting persons beneficially own any securities of Merkert under Rule 16a-1(a)(2) of the Securities Exchange Act of 1934 (the "Act"), and all such reporting persons disclaim any beneficial ownership that may be attributable to them for any purposes whatsoever. However, Richmont Marketing Specialists Inc. ("RMSI") does possess voting power, in certain instances, with respect to 1,275,823 shares of common stock and 324,510 shares of restricted common stock of Merkert as a result of that certain Voting Agreement, dated as of April 28, 1999, between RMSI, Monroe & Company II, LLC, Joseph T. Casey, Glenn F. Gillam, Douglas H. Holstein, Gerald R. Leonard, Sidney D. Rogers, Jr. and Thomas R. Studer (the "Voting Agreement"), and as a result, may be deemed a beneficial owner of such securities under Rule 16a-1(a)(1) of the Act. Specifically, RMSI has been granted an irrevocable proxy, coupled with an interest, from the following Merkert Parties to vote their respective shares of common stock and restricted common stock of Merkert solely in the certain circumstances described below:

 Grantor                       Shares

 Monroe & Company II, LLC      1,073,027 shares of common stock
                                 279,750 shares of restricted common stock

 Joseph T. Casey                       0 shares of common and restricted
                                         common stock

 Glenn F. Gillam                   4,325 shares of common stock

 Douglas H. Holstein              10,000 shares of common stock

 Gerald R. Leonard               181,392 shares of common stock
                                  44,760 shares of restricted common stock

 Sidney D. Rogers, Jr.             5,079 shares of common stock

 Thomas R. Studer                  2,000 shares of common stock
 ===========================================================================

      Form 3 - Richmont Marketing Specialists Inc., MS Acquisition Ltd., MSSC Acquisition Corporation, Richmont Capital Partners I, L.P. and J.R. Investments Corp. filing as 10% holders of the common stock, traded as "MERK", and the restricted common stock of Merkert American Corporation, as a result of the Voting Agreement dated as of April 28, 1999.


           Pursuant to the terms of the Voting Agreement, RMSI may vote such shares of common and restricted stock:

 (i) in favor of the merger of RMSI with and into Merkert (the "Merger"), the execution and delivery of that certain Agreement and Plan of Merger, dated as of April 28, 1999, by and among Merkert, RMSI, MS Acquisition, Ronald
 D. Pedersen, Bruce A. Butler, Gary R. Guffey and Jeffrey A. Watt (the "Merger Agreement") and the approval of the terms thereof and each of the other transactions contemplated by the Merger Agreement; and

 (ii) against the following actions (other than the Merger and the transactions contemplated by the Merger Agreement): (1) any extraordinary corporate transaction, such as a merger, consolidation or other business combination involving Merkert or any of its subsidiaries; (2) a sale, lease or transfer of a material amount of assets of Merkert or any of its subsidiaries or a reorganization, recapitalization, dissolution or liquidation of Merkert or any of its subsidiaries; (3)(a) any change in the majority of the board of directors of Merkert or any of its subsidiaries;
 (b) any material change in the present capitalization of Merkert or any of its subsidiaries or any amendment of the Certificate of Incorporation or similar governing document of Merkert or any of its subsidiaries; (c) any other material change in the corporate structure or business of Merkert or any of its subsidiaries; or (d) any other action, which, in the case of each of the matters referred to in clauses (a), (b), (c) or (d) above, is intended, or could reasonably be expected, to impede, interfere with, delay, postpone, discourage or materially adversely affect the contemplated economic benefits to RMSI of the Merger or the transactions contemplated by the Merger Agreement or the Voting Agreement.

           As RMSI's majority shareholder, MS Acquisition Ltd. also may be deemed a beneficial owner under Rule 16a-1(a)(1) of the Act. As MS Acquisition Ltd.s's general partner, MSSC Acquisition Corporation also may be deemed a beneficial owner under Rule 16a-1(a)(1) of the Act. As MSSC Acquisition Corporation's sole shareholder, Richmont Capital Partners I, L.P. also may be deemed a beneficial owner under Rule 16a-1(a)(1) of the Act. As the managing general partner of Richmont Capital Partners I, L.P., J.R. Investments Corp. also may be deemed a beneficial owner under Rule 16a-1(a)(1) of the Act. Other than with respect to their direct or indirect ownership of the majority of the capital stock of RMSI, as stated above, MS Acquisition Ltd., MSSC Acquisition Corporation, Richmont Capital Partners I, L.P. and J.R. Investments Corp. possess no rights, power or interests in, and are not beneficial owners of, any securities of Merkert.

 *** Each share of restricted common stock of Merkert will automatically convert into common stock on a share for share basis (subject to adjustment in the event of any reorganization, recapitalization, reclassification, stock
 ===========================================================================

      Form 3 - Richmont Marketing Specialists Inc., MS Acquisition Ltd., MSSC Acquisition Corporation, Richmont Capital Partners I, L.P. and J.R. Investments Corp. filing as 10% holders of the common stock, traded as "MERK", and the restricted common stock of Merkert American Corporation, as a result of the Voting Agreement dated as of April 28, 1999.


 dividend, stock split, reverse stock split or other similar transaction) upon a disposition of such share of restricted common stock which (i) occurs after the later to occur of (x) the first day after the second anniversary of the date of the consummation of Merkert's initial public offering of common stock (the "Offering") and (y) the first day after the annual meeting of stockholders to be held in 2000 and (ii) is made to a party (whether a natural person or an entity) which is not (x) a party (a "Prior Stockholder") which held shares of Merkert's capital stock prior to the Offering, (y) a party related to any Prior Stockholder in any matter described in Section 267(b) or 707(b) of the Internal Revenue Code of 1986, as amended (the "Internal Revenue Code"), or (z) a party through which ownership of shares of Merkert's capital stock could be attributed to any Prior Stockholder under the provisions of Section 318 of the Internal Revenue Code. Except as provided in the preceding sentence, shares of the restricted common stock of Merkert will not be converted into shares of common stock.

 ===========================================================================


      Form 3 - Richmont Marketing Specialists Inc., MS Acquisition Ltd., MSSC Acquisition Corporation, Richmont Capital Partners I, L.P. and J.R. Investments Corp. filing as 10% holders of the common stock, traded as "MERK", and the restricted common stock of Merkert American Corporation, as a result of the Voting Agreement dated as of April 28, 1999.



 Additional Reporting Persons



 NAME:                              MS Acquisition Ltd.
 ADDRESS:                           17855 North Dallas Parkway, Suite 200,
                                    Dallas, Texas 75287





 NAME:                              MSSC Acquisition Corporation
 ADDRESS:                           17855 North Dallas Parkway, Suite 200,
                                    Dallas, Texas 75287





 NAME:                              Richmont Capital Partners I, L.P.
 ADDRESS:                           4300 Westgrove, Dallas, Texas 75248




 NAME:                              J.R. Investments Corp.
 ADDRESS:                           4300 Westgrove, Dallas, Texas 75248





 ===========================================================================

      Form 3 - Richmont Marketing Specialists Inc., MS Acquisition Ltd., MSSC Acquisition Corporation, Richmont Capital Partners I, L.P. and J.R. Investments Corp. filing as 10% holders of the common stock, traded as "MERK", and the restricted common stock of Merkert American Corporation, as a result of the Voting Agreement dated as of April 28, 1999.


                          RICHMONT MARKETING
                          SPECIALISTS INC.


                     By: /s/ Nick Bouras           Date: May 7, 1999
                         --------------------            -----------
                   Name: Nick Bouras
                  Title: Vice President



                          MS ACQUISITION LTD.

                     By: MSSC Acquisition Corporation,
                         General Partner

                     By: /s/ Nick Bouras           Date: May 7, 1999
                         --------------------            -----------
                   Name: Nick Bouras
                  Title: Vice President




                          MSSC ACQUISITION CORPORATION


                     By: /s/ Nick Bouras           Date: May 7, 1999
                         --------------------            -----------
                   Name: Nick Bouras
                  Title: Vice President




                          RICHMONT CAPITAL PARTNERS I, L.P.

                     By: J.R. Investments Corp.,
                         Managing General Partner


                     By: /s/ Nick Bouras           Date: May 7, 1999
                         --------------------            -----------
                   Name: Nick Bouras
                  Title: Vice President

 ===========================================================================

      Form 3 - Richmont Marketing Specialists Inc., MS Acquisition Ltd., MSSC Acquisition Corporation, Richmont Capital Partners I, L.P. and J.R. Investments Corp. filing as 10% holders of the common stock, traded as "MERK", and the restricted common stock of Merkert American Corporation, as a result of the Voting Agreement dated as of April 28, 1999.




                          J.R. INVESTMENTS CORP.


                     By: /s/ Nick Bouras           Date: May 7, 1999
                         --------------------            -----------
                   Name: Nick Bouras
                  Title: Vice President



 _____________________________
        INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS CONSTITUTE FEDERAL CRIMINAL VIOLATIONS. SEE 18 U.S.C. 1001 AND 15 U.S.C. 78ff(a).

   NOTE: FILE THREE COPIES OF THIS FORM, ONE OF WHICH MUST BE MANUALLY SIGNED. IF SPACE IS INSUFFICIENT, SEE INSTRUCTION 6 FOR PROCEDURE.

   POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB NUMBER.
 ===========================================================================